[Letterhead of Luse Gorman Pomenrk & Schick]



(202) 274-2008                                               aschick@luselaw.com

April 8, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549

       Re:      Abigail Adams National Bancorp, Inc.
                Annual Report on Form 10-K for the year ended December 31, 2004 Commission File No. 0-10971

Ladies and Gentlemen:

     On behalf of Abigail Adams National Bancorp, Inc. ("AANB") set forth below are AANB's response to the staff's comment letter dated April 6, 2005. For ease of reference, the responses are keyed to the staff's letter.

     1. An amendment to the Annual Report on Form 10-K, which includes a signed auditors' report was filed on April 7, 2005.

     2. AANB acknowledges that the acquisition of Consolidated Bank & Trust Company is a significant acquisition pursuant to Rule 3-05 of Regulation S-X. AANB intends to file an amendment to its Form 8-K within the time frame proscribed by Item 9.01(a)(4) of Current Form 8-K, which amendment will include the required pro forma information.

         AANB hereby acknowledges

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned.

                                        Very truly yours,


                                       /s/ Alan Schick
                                       --------------------
                                       Alan Schick

cc:   Karen Troutman, Chief Financial Officer,
       Abigail National Bancorp, Inc.